SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2008, incorporated by reference herein:

Exhibit

Release dated July 8, 2008, entitled “UPDATE ON CONSULTATION BY EAST RAND
PROPRIETARY MINES LIMITED WITH RECOGNISED TRADE UNIONS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 8, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

UPDATE ON CONSULTATION BY EAST RAND PROPRIETARY MINES LIMITED WITH
RECOGNISED TRADE UNIONS

Further to the SENS announcement released on 25 April 2008 regarding East Rand Proprietary
Mines Limited (“ERPM”) giving notice to initiate consultations with recognised trade unions in terms of Sections 189 and 189A of the Labour Relations Act, DRDGOLD is pleased to announce that a written retrenchment agreement was concluded with organised labour on Friday, 4 July 2008.
In terms of the agreement, voluntary retrenchment applications will be open for acceptance until
Friday, 11 July 2008, following which ERPM will identify and retrench up to 270 employees in terms of agreed selection criteria.

The above retrenchment process forms part of DRDGOLD’s commitment to improving operating efficiencies at the ERPM mine.

Randburg
8 July 2008

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